UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 26 July, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	26th July 2011

ALLIED IRISH BANKS, P.L.C.

Annual General Meeting

EXECUTIVE CHAIRMAN MR. DAVID HODGKINSON'S SPEECH

("AIB") (NYSE: AIB)  Chairman's speech to AIB Annual General Meeting in AIB Group, Bankcentre, Ballsbridge, Dublin 4, Ireland

Check against delivery

Good afternoon ladies and gentlemen and welcome now to our Annual General Meeting.

My name is David Hodgkinson, and I am the Executive Chairman of AIB.

We have a quorum, so I now formally open the Meeting.

The Notice of the Meeting was posted to Shareholders on the 2nd of July 2011, and so I will dispense with its formal reading.

I'm joined on the platform on my far right by Paul Stanley, our Acting Chief Financial Officer, to my immediate right by Bernard Byrne, Director of Personal & Business Banking, to my immediate left by David O'Callaghan, our Company Secretary, and on my far left by Bryan Sheridan, our Group Law Agent.

The other Directors are present in the room, with the exception of Mr. Collier, who sends his apologies.

The first formal part of our proceedings is the Auditor's Report to the Members.   This is set out on pages 355 and 356 of our 2010 Annual Financial Report, which was sent to shareholders who requested it.  Copies of the full Report were also available on the way into this afternoon's meeting.

As you are aware, the Auditor's Report has been increasing in length in recent years.  While Ms. Niamh Marshall of our Auditor, KPMG, is present here this afternoon, I propose that, with the consent of the Meeting, we take the Auditor's Report as read.

Thank you.

I am conscious that there are shareholders attending this meeting who were not present at our EGM this morning so, with the indulgence of those who were in attendance this morning, I wish to repeat a number of my earlier comments.

In my capacity as your Chairman, I want to repeat very clearly that my colleagues on the AIB Board, and I, wish to express our deep regret to all our shareholders for the events which have led us to the position we are in today, and for the need for the further State support upon which we deliberated this morning.

We remain acutely conscious of the enormous erosion in shareholder value which has occurred and the real hardship for many shareholders brought about as a result.
It has to be said yet again, so that we cannot forget, that serious mistakes were made in this Bank which can't be allowed to happen again.

The Government has had to put an enormous amount of taxpayers' money into AIB in order that we can help put things right both for our customers and the wider economy.

So AIB exists today on the strength of the support of the Irish Government on behalf of taxpayers.

I will again put on record our acknowledgement of, and gratitude for, that support and for the key role that the Government and taxpayers continue to play in helping us deal with the unprecedented events which this Company faces.

In return, the Government rightly expects rigorous governance, protection of its investment and appropriate behaviour by the Company's board and management.

Also too, that the bank should play as big a part as it can in the recovery of the economy.

I can tell you that my Board colleagues, Senior Management and I, all subscribe to the Government's expectations and, so, the Bank is going through an extensive restructuring programme that incorporates organisational size, staff, business focus, culture and governance, all of which is designed to prevent a repeat of the disastrous and far reaching crisis.

However, I am also realistic about the scale of the challenge and it will take time to get us to where we need to be, but I am confident that our efforts will ultimately be successful.

Since I met with you here in November last year, there have been many developments which have significantly altered the fabric of AIB.

The level of change is apparent in that there is no member of the executive committee, the bank's top executive team, that was in office before 2010. At Board level, following this AGM, there will not be any Board members remaining that were in place prior to 2009.

Top management appointments have now been made following a very rigorous selection process which has closely examined people's leadership values and behaviours.

We have a good mix of people from inside and outside AIB with many internal AIB people taking on new or changed responsibilities.

We have moved to change the structure of the organisation to put customers at the heart of what we do. The customer facing businesses are being supported centrally by specialist functions and services.

Following these changes, AIB will have a strong foundation from which a profitable business can be rebuilt and will be well positioned in the market as one of the two pillar domestic Irish banks.

And our intention is to achieve these changes without losing sight of our key objectives of supporting our customers through this challenging period and helping to revitalise the national economy.

To achieve our objectives, we require capital.

We are now nearing the end of a long sequence of capital raising actions that have included business acquisitions and disposals, and the repurchase of virtually all of our subordinated debt at a significant discount.
Earlier today, we sought shareholder approval for the final act in the recapitalisation of AIB and EBS.

Should the resolutions be approved today, and arising from the issue of the new shares, the Government will own 99.8% of the total issued Ordinary Shares.

By strengthening the Group's capital position, the Directors believe that the Proposals should facilitate the Group's objective of providing for a sustainable future as a systemically important bank, which will continue to support our customers and contribute to economic recovery.

We now come to the formal part of the meeting, where we consider and vote upon the resolutions, and hear questions and comments from the floor.

My intention is to allow as many people as possible to speak and to try and respond to your questions and comments as clearly as I possibly can…….

-ENDS-

For further information please contact:
Alan Kelly	Ronan Sheridan
Director of Corporate Affairs & Marketing	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date   26 July, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.